November 5, 2010	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. THIRD QUARTER HIGHLIGHTS
TRANSITION FROM REAL ESTATE TO RESOURCE LENDING

Toronto, Ontario - Sprott Resource Lending Corp. (the “Corporation” or “Sprott Resource Lending”) today reported its financial results for the three and nine months ended September 30, 2010.

During the third quarter, the Corporation made a material change to its strategy pursuant to its’ shareholder-approved plan to refocus its activities as a natural resource lender providing bridge, mezzanine and precious metal financing to resource companies. Prior to this change, the Corporation invested in mortgages secured by Canadian real estate under the name of Quest Capital.

Peter Grosskopf, President and CEO, stated, “Our near-term outlook is guided by our transition from real estate to resource lending. This is likely to take several months, during which real estate loan collections are expected to roughly dovetail new commitments to resource transactions. We are encouraged by the number of attractive investment opportunities in our pipeline and we expect to begin deploying some of our cash in resource loans in the near future. With our strong and growing cash position and the deal origination support available through our principal shareholders, we are on our way to launching our new business.

Additionally, we are pleased to announce that the Corporation is expanding its lending criteria to enter into “precious metal” lending which should further enhance our origination opportunities.”

Third Quarter Results
The results of the third quarter largely reflect operations as a real estate lender and the transition to resource lending. The Corporation has not yet invested its cash of over $108 million in lending to the natural resource sector.

  Real estate loans repaid and sold in the quarter amounted to $45.9 million increasing the cash resources available for deployment in resource loans;
  Net loss for the period was $16.2 million ($0.11 per share) compared to a loss of $5.2 million ($0.03 per share) a year earlier primarily as a result of increases in loan loss expense, salaries and benefits and a decrease in interest income, offset by a $3.2 million increase in income tax recoveries;
  Loan loss expense was $16.9 million compared to $8.1 million a year earlier mainly due to a change in the valuation of the underlying properties and results from continuing remediation negotiations;
  Interest income was $1.9 million, down from $5.2 million a year ago reflecting a 41% decrease in average loan principal outstanding and a reduction to 3% from 6% in the annualized interest yield on the real estate loan portfolio;
  Net interest income was $1.6 million, down from $2.7 million a year ago when interest expense for dividends on preferred shares and interest on revolving debt were incurred (both expenses were extinguished in late 2009);

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

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Nine Month Results

  Net loss for the period was $16.8 million ($0.12 per share) compared to a loss of $8.1 million ($0.05 per share) a year earlier;
  Loan loss expense was $21.0 million compared to $16.6 million a year earlier;
  Interest income was $9.2 million, down from $20.8 million a year ago;
  Net interest income was $8.7 million, compared to $13.1 million a year ago;
  Real estate loans repaid and sold amounted to $131.9 million compared to $49.2 million a year ago;
  Total assets were $270.3 million compared to $298.4 million at December 31, 2009;
  Total liabilities were $4.7 million compared to $24.5 million at December 31, 2009;
  Shareholders’ equity was $265.6 million compared to $273.9 million at year end as a result of the net loss incurred in the period and the purchase and cancellation of $17.1 million of common shares, partially offset by $24.7 million in proceeds from a private placement and stock-based compensation of $0.9 million.

Real Estate Portfolio
At September 30, 2010, 24 real estate loans with a carrying value of $143.5 million (December 31, 2009 – 34 loans, carrying value $274.2 million) were included in loans receivable. During this transition period, the Corporation continues to monetize its remaining real estate portfolio. In the third quarter, $46 million of loans were monetized, bringing total monetization to approximately $132 million over the first nine months of 2010.

Jim Grosdanis, Chief Financial Officer said, “We are pleased with our real estate loan monetization progress and we are focused on efficiently monetizing the remainder of our real estate loans. Due to the nature of the remaining real estate loans and real estate market volatility, it’s difficult to predict when monetization will be completed but management’s target is substantial completion by the end of the first quarter of 2011.”

Dividend Update
As a resource lender, the Corporation plans to pay a common share dividend calculated as the proportion of the Company’s average net assets equal to the average 30-year Government of Canada bond yield, or similar index. The timing of such dividend cannot be accurately predicted as it depends on the Corporation’s ability to deploy a sufficient amount of its capital into resource loans on a profitable basis. The goal is to commence dividend payments in 2011 and management will provide further guidance over time.

Third Quarter Conference Call
Sprott Resource Lending has scheduled an investor conference call to discuss its full financial results today at 11:00 am ET. The call can be accessed by dialing (416) 644-3416. The call will be recorded and a replay made available until November 12, 2010 at midnight. The replay can be accessed about one hour after the call at (416) 640-1917, passcode 4377292 followed by the number sign.

About Sprott Resource Lending Corp.
Sprott Resource Lending specializes in bridge, mezzanine and precious metal lending to mining, exploration and development companies and bridge and mezzanine financing to oil and gas companies on a global basis. Headquartered in Toronto, the Corporation seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the securities of the borrower.

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Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416.943.4998

Jim Grosdanis, CFO	416.943.4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.